                                                 Filed by Invitrogen Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                         Subject Company: Invitrogen Corporation
                                                  Commission File No.: 000-25317

PRESS CONTACT:                                 INVESTOR RELATIONS CONTACT:
Dan Katcher and Josh Silverman                 James Glynn
Joele Frank, Wilkinson Brimmer Katcher         Invitrogen Corporation
(212) 355-4449                                 (760) 603-7205

ANALYST RELATIONS CONTACT:
Jennifer Jarrett
Donaldson, Lufkin & Jenrette
(415) 249-2100

                INVITROGEN CORPORATION / LIFE TECHNOLOGIES, INC.
                             POWERPOINT PRESENTATION
                                  JULY 10, 2000

                 [LOGO]                                   [LOGO]

                   CREATING A LEADER IN PRODUCTS AND SERVICES
                FOR BIOLOGY, GENOMICS AND PROTEOMICS RESEARCHERS

Certain statements contained in this presentation are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to development and increased flow of new products, leveraging technology and personnel, advanced opportunities, creation of new standards and new delivery platforms which are prospective. Such forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risk and uncertainties include, but are not limited to, approval of the mergers, satisfaction of the conditions to closing including the divestiture of Dexter's chemicals businesses, successful combination of the operations of the two companies and previously-acquired companies, retention of key personnel, the ability to manage growth, successful development and commercialization of new products and services, continued identification, development and licensing of new technology, competition and other risks and uncertainties detailed from time to time in press Corporation's Securities and Exchange filings.

ADDITIONAL INFORMATION

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Invitrogen, Life Technologies and Dexter in connection with the proposed mergers, and their interests in the solicitation, are set forth in a Schedule 14A filed on the date of this presentation with the SEC. Invitrogen, Life Technologies and Dexter will be filing joint proxy statements/prospectuses and other relevant documents concerning the proposed transaction with the U.S. SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Invitrogen may be obtained free of charge by contacting Invitrogen Corporation, Cheri Manis, 1600 Faraday Avenue, Carlsbad, California, 92008, (760) 603-7200. Documents filed with the SEC by Life Technologies will be available free of charge by contacting Life Technologies, Inc., C. Eric Winzer, Life Technologies, Inc., 9800 Medical Center Drive, P.O. Box 6482, Rockville, Maryland 20850, (301) 610-8800. Documents filed with the SEC by Dexter will be available free of charge by contacting Dexter Corporation, One Elm Street, Windsor Locks, Connecticut 06096, Attention: Investor Relations,
(860) 292-7675. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

                 [LOGO]                                   [LOGO]

                   CREATING A LEADER IN PRODUCTS AND SERVICES
                FOR BIOLOGY, GENOMICS AND PROTEOMICS RESEARCHERS

PRESENTATION OVERVIEW
--------------------------------------------------------------------------------

                              Transaction Overview

                               Invitrogen Update

                                  LTI Overview

                          Invitrogen - LTI Opportunity

                                Financial Review

                                    Summary

TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

                                     [LOGO]


Dexter (75% of LTI)
$1.5 billion / $62.50 per share
Stock and Cash Consideration

Life Technologies, Inc.
$400 million / $60.00 per share
Stock and Cash Consideration

-    Overall Equity Value: $1.9 billion

-    Overall Transaction Value: $1.5 billion

TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

-    Key Transaction Parameters

     -    Stock and cash consideration per shareholder election

     -    Maximum cash 28% of total consideration

     -    Cash from both Invitrogen and Dexter

     -    Two board representatives from LTI

-    Closing conditions

     -    Completion of Dexter chemical business sales

     -    Customary regulatory reviews

     -    Shareholder votes

     -    Transactions are mutually contingent upon each other

TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

   [LOGO]


   Key Operating Statistics ($MM)                Key Markets and Products
   ------------------------------                ------------------------
   Revenues               $409.6                 Molecular Biology
   EBITDA                 $ 72.1                 -    Gateway-TM- Cloning System
   Net Income             $ 38.3                 -    Platinum-Registered Trademark- Amplification Enzymes
   Employees               2,025                 -    Competent Cells
   Sales Force               256                 -    LipofectAMINE-TM- Reagents
   Manufacturing Sites         6                 Cell Culture
                                                 -    Liquid and Dry Powder Media
                                                 -    Cell Biology Reagents


TRANSACTION HIGHLIGHTS
--------------------------------------------------------------------------------

     -    Enhance leadership position in rapidly growing life science market

     - Combine technologies to create operating system for gene cloning and expression

     -    Develop proprietary expression systems and host cell lines

     -    Technology leadership with strong, proprietary position

     - Accelerate new product development with over 280 combined R&D professionals

     -    Global marketing, distribution and manufacturing resources

     -    Large combined revenue and cash flow base

PRESENTATION OVERVIEW
--------------------------------------------------------------------------------

                              Transaction Overview

                               Invitrogen Update

                                  LTI Overview

                          Invitrogen - LTI Opportunity

                                Financial Review

                                    Summary

INVITROGEN UPDATE
--------------------------------------------------------------------------------

[LOGO]


Key Operating Statistics ($MM)              Key Markets and Products
------------------------------              ------------------------
Revenues                $92.9               Molecular Biology / Genomics / Proteomics
EBITDA                  $22.0               -    TOPO/TA-TM- Cloning
Net Income              $13.3               -    ECHO-TM- Cloning
Sales Force                58               -    Gene Expression Systems
Manufacturing Sites         3               -    Electrophoresis gels
                                            -    Microarrays
                                            -    Clone collection


INVITROGEN UPDATE - RECENT EVENTS
--------------------------------------------------------------------------------

     -    Research Genetics acquisition

     -    Ethrog acquisition

     -    Affymetrix collaboration

     -    35 new products introduced in 2000

PRESENTATION OVERVIEW
--------------------------------------------------------------------------------

                              Transaction Overview

                               Invitrogen Update

                                  LTI Overview

                          Invitrogen - LTI Opportunity

                                Financial Review

                                    Summary

LTI OVERVIEW AND HISTORY
--------------------------------------------------------------------------------

     -    Headquarters in Rockville, MD

     -    Leading global supplier of:
          -    Molecular biology research products and services
          -    Cell culture products

     -    1999 revenues and EBITDA of $410 million and $72 million

     - Worldwide supply capabilities with production and laboratory facilities in 4 countries

     -    Recent events
          -    BioSepra acquisition
          -    Introduction of Gateway-TM-
          -    Gene Logic collaboration

MARKETS AND PRODUCTS
--------------------------------------------------------------------------------

A leading supplier of:

     -    Transfection reagents

     -    Competent cells

     -    cDNA cloning reagents

     -    PCR reagents

     -    Gene cloning and expression vectors

     -    DNA restriction and modifying enzymes

     -    Synthetic oligonucleotides

     -    Cell culture media

MARKETS AND PRODUCTS
--------------------------------------------------------------------------------

Molecular Biology Products - $208MM 1999 Revenues

Gateway-TM-                    Nucleic Acids
Expression Systems             DNA Analysis
Molecular Transfer             Ultrapures
NA Purification                Enzymes
Custom Oligos                  Other
Services

Cell Culture Products - $202MM 1999 Revenues

Liquid Media                   Cellular Biochemistry
Dry Powder Media               Plastics and Equipment
Reagents                       Other
Sera                           Fetal Bovine Serum

MARKETING AND DISTRIBUTION
--------------------------------------------------------------------------------

                                    [GRAPH]


-     Over 200 field sales and 50 technical services personnel worldwide
-     Distributor relationships in 40 additional countries

MANUFACTURING
--------------------------------------------------------------------------------


                                                                 Size
                                     Function               (in Sq. Ft.)
                                    -------------------------------------
Grand Island, New York               M, D, R&D                  175,000

Fredrick, Maryland                   M, D                       238,000

Inchinan, Scotland                   M, D                       132,000

Cergy Pontoise, France               M, R&D                      15,000

Auckland, New Zealand                M, W, A                     87,000

Christchurch, New Zealand            M                           25,000


----------------
M = Manufacturing
W = Warehouse
D = Distribution
R&D = Research & Development
A = Administration

RESEARCH AND DEVELOPMENT
--------------------------------------------------------------------------------


-    177 personnel in LTI worldwide R&D group

-    Over 189 issued patents

-    Over 240 licenses


Locations                              R&D Group Structure

                Total   Ph.D           Product Development                    Support
----------------------------           -----------------------------------------------------------------
Maryland        132      43            Amplification          14              Chemistry                8
Grand Island     32      10            Purification           15              Protein Chemistry       14
Paris             7       1            Gene Expression        53              Engineering              7
New Zealand       6       2            Cell Culture           32              Technical Mfg.          19
                                       Bio Sepra               7              Intellectual Property    3
                                       Protein Separation      6


PRESENTATION OVERVIEW
--------------------------------------------------------------------------------

                              Transaction Overview

                               Invitrogen Update

                                  LTI Overview

                          Invitrogen - LTI Opportunity

                                Financial Review

                                    Summary

INVITROGEN - LTI OPPORTUNITY
--------------------------------------------------------------------------------

     -    Leading player in high growth molecular biology market

     - Combine key technologies to create operating system for gene cloning and expression

     -    Proprietary technology base

     -    Strong financial position

MARKET LEADERSHIP IN MOLECULAR BIOLOGY
--------------------------------------------------------------------------------


                                    [GRAPH]

DISCOVERY CYCLE
1. Sequence
2. Identify
3. Clone
4. Express
5. Analyze

IVGN PRODUCTS
Electrophoresis gels
Microarrays
Fast Track-TM- Kits
Bioinformatics
TOPO/TA-TM- Cloning
ECHO-TM- Cloning
Expression Systems

                                    [GRAPH]

DISCOVERY CYCLE
1. Sequence
2. Identify
3. Clone
4. Express
5. Analyze

IVGN
Electrophoresis gels
Expression Systems
Microarrays
Fast Track-TM- Kits
Bioinformatics
TOPO/TA-TM- Cloning
ECHO-TM- Cloning

LTI
Benchmark-TM- Protein Ladders
Glutomax-TM- media
Competent Cells
Transfection reagents
Gibco BRL -Registered Trademark- Custom primers
Superscript-TM- RNase
Gateway-TM-
Platinum-Registered Trademark- Amplification enzymes


-    Biomolecular Production (LTI)
     -    Cell culture media
     -    Reagents
     -    BioSepra

MOLECULAR BIOLOGY MARKET - KITS & REAGENTS
--------------------------------------------------------------------------------


                                    [GRAPH]


                              1998       1999       2000       2001       2002
                              ----       ----       ----       ----       ----
Reagents - 10% Growth          750        825        908        998       1098
Kits - 19% Growth              670        797        949       1129       1344


GENE CLONING AND EXPRESSION KIT MARKET
--------------------------------------------------------------------------------

                                    [GRAPH]


ACCELERATING CONVERSION, MARKET SHARE

Current Kit Market $270 million 32% growth

Potential Kit Market $328 million 30% growth

Total Potential Kit Market $600 million, 31% Growth


Operating System

IVGN
----------------------------
-   TOPO/TA-TM-
-   ECHO-TM-
-   Competent Cells
-   Expression Systems

LTI
----------------------------
-   cDNA
-   Gateway-TM-
-   Competent Cells
-   Transfection Reagents

MARKET LEADERSHIP IN GENE CLONING AND EXPRESSION
--------------------------------------------------------------------------------

- Combination of Invitrogen and LTI creates complete operating system for cloning and expression

                                    [GRAPH]

Human Genome Sequence
PCR Cloning(TOPO/TA-TM-)
cDNA Libraries(LTI GeneTrapper-TM-)
cDNA Clones
Gateway-TM- Cloning
ECHO-TM- Cloning
Prokaryotic Expression
Mammalian Expression
Insect Expression
Yeast Expression

PROTEINS FOR:
Analysis
Function
Interactions
Screening

-    Technology applicable for basic laboratory or high throughput
-    High throughput applications accelerating

OPERATING SYSTEM OPPORTUNITIES
--------------------------------------------------------------------------------

                                    [GRAPH]

OPERATING SYSTEM

-    Gene Cloning
-    Gene Expression

PRODUCTS

LTI

-    Proprietary Growth Media
-    Restriction Enzymes
-    Markers
-    Custom Oligos
-    Services

IVGN

-    TOPO/TA-TM-
-    ECHO-TM-
-    Competent Cells
-    Expression Systems

ACCELERATING GROWTH, MARKET SHARE

-    Proprietary Cloned Protein Expression Systems
-    Proprietary Cell Lines
-    Proprietary Growth Media


$1.5 Billion Cell Biology Market, 11% Growth

GLOBAL MARKETING AND DISTRIBUTION RESOURCES
--------------------------------------------------------------------------------

                                    [GRAPH]

NORTH AMERICA

IVGN
       Direct    44
       Tech      14

LTI
       Direct    91
       Tech      29

Total           178

PF REVENUE:
   $287MM


EUROPE

IVGN
       Direct    14
       Tech       8

LTI
       Direct   102
       Tech      12

Total           136

 PF REVENUE:
    $152MM


ASIA

LTI
       Direct    63
       Tech       9

Total            72

PF REVENUE:
   $60MM

Combined relationships with distributors in over 40 additional countries

GLOBAL MANUFACTURING RESOURCES
--------------------------------------------------------------------------------


                                                              Size
                                     Function             (in Sq. Ft.)
                                    -----------------------------------
Grand Island, New York               M, D, R&D               175,000
San Diego, California                M, D, R&D, W, A          54,000
Fredrick, Maryland                   M, D                    238,000
Atlanta, Georgia                     M, D, R&D, W, A          50,000
Inchinan, Scotland                   M                       132,000
Cergy Pontoise, France               M, R&D                   15,000
Heidelberg, Germany                  M, D                     18,000
Auckland, New Zealand                M, W, A                  87,000
Christchurch, New Zealand            M                        25,000


M = Manufacturing
W = Warehouse
D = Distribution
R&D = Research & Development
A = Administration

TECHNOLOGY LEADERSHIP
--------------------------------------------------------------------------------

- A genomics industry leader in the cataloging and distribution of full-length clones

-    Over 200 combined issued and pending patents

-    Over 300 combined licenses

-    Intellectual property covering key gene cloning and expression technologies

-    Key genomics collaborations

-    Opportunity to increase R&D spending

                   Combined R&D organization: over 280 people

INTEGRATION OPPORTUNITIES
--------------------------------------------------------------------------------

-    Bundle and co-market key complimentary product lines

-    Use of excess manufacturing capacity

-    Utilization of LTI European and Asia direct sales and marketing

-    Extend Invitrogen technical sales reps to LTI products

-    Consolidate corporate resources

               Main Focus: Take advantage of combined resources to
            enhance revenue growth opportunities and market position

PRESENTATION OVERVIEW
--------------------------------------------------------------------------------

                              Transaction Overview

                               Invitrogen Update

                                  LTI Overview

                          Invitrogen - LTI Opportunity

                                Financial Review

                                    Summary

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

-    Transaction highly accretive to Invitrogen cash EPS

-    Significant combined revenue and operating cash flow

-    Expanded market opportunities for growth

- Combined company infrastructure provides cost avoidance and operating leverage opportunities

STRONG COMBINED FINANCIAL POSITION
--------------------------------------------------------------------------------


Pro Forma 1999 Income Statement ($MM)                  % of Revenues
--------------------------------------                 --------------
Molecular Biology Revenues      $300.0                       59.7%
Cell Culture Revenues            202.5                       40.3%
                                ------                      -----
        Total                    502.5                      100.0%
Gross Profit                     283.1                       56.3%
Marketing & Selling Expense      113.0                       22.5%
R&D Expense                       38.5                        7.7%
G&A Expense                       54.3                       10.8%
EBITDA                            94.1                       18.7%
Net Income(1)                     41.1                        8.2%
Cash EPS (1) (2)                $  0.92
Shares Outstanding                44.7



(1) Excluding amortization of goodwill charges
(2) Basic EPS assuming no conversion of IVGN Convertible Debentures

STRONG COMBINED FINANCIAL POSITION
--------------------------------------------------------------------------------


Pro Forma Balance Sheet  ($MM)
--------------------------------------
Cash and Equivalents            $   39

PP&E                            $  151

Goodwill and Intangibles        $1,689

Total Assets                    $2,208


Long-Term Debt                  $    7

IVGN Convertible Debt           $  173

Shareholders' Equity            $1,773


STRATEGIC FOCUS
--------------------------------------------------------------------------------

                                 1999 Pro Forma
                               Revenue Composition

                                    [GRAPH]


                 Molecular Biology       Cell Culture
                 -----------------       ------------
East                    60                    40




                          - Investment in R&D
                          - Market Penetration
                          - New Product Opportunities

FINANCIAL OBJECTIVES
--------------------------------------------------------------------------------


                                       1999 PF
                                         % of
                                       Revenue                Targets
                                       -------                -------
Revenue
   Molecular Biology                    59.7%                  70-75%
   Cell Culture                         40.3%                  25-30%

Gross Profit                            56.3%                  58-60%

Marketing & Selling                     22.5%                  22-25%

Research & Development                   7.7%                  10-12%

General & Administrative                10.8%                   7-9%

EBITDA                                  18.7%                  20-22%

Operating Income                        14.6%                  15-17%

Net Income                               8.2%                  10-12%



                    Long-term cash EPS growth target: 20-25%

PRESENTATION OVERVIEW
--------------------------------------------------------------------------------

                              Transaction Overview

                               Invitrogen Update

                                  LTI Overview

                          Invitrogen - LTI Opportunity

                                Financial Review

                                    Summary

SUMMARY
--------------------------------------------------------------------------------

     -    Rapid market growth driven by genomics revolution

     -    A leading industry player

     -    Significant proprietary position

     -    Limited regulatory issues

     -    Outstanding marketing and distribution capabilities

     -    Significant revenues and cash flow